UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):	OMB APPROVAL OMB Number: 3235-0058 Expires: Estimated average burden hours per response .... 2.50 SEC FILE NUMBER 000-53223 CUSIP NUMBER 36150G 106

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K

☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2013

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GBS ENTERPRISES INCORPORATED

Full Name of Registrant

N/A

Former Name if Applicable

585 Molly Lane

Address of Principal Executive Office (Street and Number)

Woodstock, GA 30189

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 5, 2014, GBS Enterprises Incorporated, a Nevada corporation (the “Company”), filed a Form 8-K with the U.S. Securities and Exchange Commission therein announcing that on March 1, 2014, K.R. Margetson, Ltd. (“KRM”) resigned as the independent registered public accounting firm of the Company. In the same Form 8-K, the Company reported that on March 5, 2014, it had engaged L.L. Bradford (“LLB”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013. Due to the Company’s change in accounting firms, it has experienced unanticipated delays in the collection and compilation of certain information required by LLB related to the fiscal year end audit required to be included in the Company’s Annual Reporton Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”). The Company intends to file the 2013 Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Markus R. Ernst	(404)	891-1711
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

GBS ENTERPRISES INCORPORATED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2014	By:	/s/ Markus R. Ernst
Markus R. Ernst
	Title:	Chief Financial Officer (Principal Financial and Accounting Officer)